December 1, 2020	Filed pursuant to Rule 433 Registration Statement Nos. 333-226485 and 333-226485-02

PRICING TERM SHEET

U.S.$1,500,000,000 2.939% Fixed Rate Guaranteed Notes due 2051

Issuer:	BP Capital Markets America Inc. (“BP Capital America”)

Guarantor:	BP p.l.c. (“BP”)

Title:	Fixed Rate Guaranteed Notes due 2051 (the “Notes”)

Total Principal Amount Being Issued:	$1,500,000,000

Denomination:	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Issuance Date:	December 4, 2020

Guarantee:	Payment of the principal of and interest on the Notes is fully guaranteed by BP.

Maturity Date:	June 4, 2051

Day Count:	30/360

Day Count Convention:	Following Unadjusted

Interest Rate:	2.939% per annum

Date Interest Starts Accruing:	December 4, 2020

Interest Payment Dates:	June 4 and December 4 of each year, subject to the Day Count Convention.

First Interest Payment Date:	June 4, 2021

Treasury Benchmark:	1.375% due August 15, 2050

US Treasury Yield / Price:	1.689% / 92-22

Spread to Treasury:	T+ 125 bps

Re-offer Yield:	2.939%

Business Day:	Any week day on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The Notes are unsecured and unsubordinated and will rank equally with all of BP Capital America’s other unsecured and unsubordinated indebtedness.

Regular Record Dates for Interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Payment of Additional Amounts:	In the event that BP is required to withhold any taxes by the laws of the jurisdiction in which BP is incorporated from a payment under the guarantee, BP will be required, subject to certain exceptions, to pay you an additional amount so that the net amount you receive is the amount specified in the Notes to which you are entitled.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although neither BP Capital America nor BP can guarantee such listing will be obtained.

Redemption:	The Notes are not redeemable, except as described under “Description of Debt Securities and Guarantees—Optional Tax Redemption” on page 19 of the prospectus and as described below under “Optional Redemption”. The provision for optional tax redemption described in the prospectus will apply in respect of changes in tax treatments occurring after December 1, 2020.

Optional Redemption:	Prior to December 4, 2050 (the date that is six months prior to the scheduled maturity date for the Notes), BP Capital America has the right to redeem the Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on December 4, 2050 (not including any portion of payments of interest accrued and unpaid to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus in either case accrued and unpaid interest to the date of redemption. On or after December 4, 2050 (the date that is six months prior to the scheduled maturity date for the Notes), BP Capital America has the right to redeem the Notes, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of redemption. For purposes of determining the optional redemption price, the following definitions are applicable. “Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. “Comparable treasury issue” means the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. “Comparable treasury price” means, with respect

	to any redemption date, the average of the reference treasury dealer quotations for such redemption date. “Quotation agent” means one of the reference treasury dealers appointed by BP Capital America. “Reference treasury dealer” means Barclays Capital Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC or their affiliates, each of which is a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), and their respective successors, and two other primary treasury dealers selected by BP Capital America, provided, however, that if any of the foregoing shall cease to be a primary treasury dealer, BP Capital America shall substitute therefor another primary treasury dealer. “Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 5:00 p.m. New York time on the third business day preceding such redemption date.

Sinking Fund:	There is no sinking fund.

Further Issuances:	BP Capital America may, at its sole option, at any time and without the consent of the then existing Note holders issue additional notes in one or more transactions subsequent to the date of the related prospectus supplement dated December 1, 2020 with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest starts accruing) identical to the Notes issued pursuant to the prospectus supplement. These additional notes will be deemed part of the same series as and fungible with the Notes issued pursuant to the prospectus supplement and will provide the holders of these additional notes the right to vote together with holders of the Notes issued pursuant to the prospectus supplement, provided that such additional notes will be issued with no more than de minimis original issue discount or will be part of a “qualified reopening” for U.S. federal income tax purposes.

Public Offering Price:	Per Note: 100.000%; Total: $1,500,000,000

Underwriters’ Discount:	Per Note: 0.400%; Total: $6,000,000

Proceeds, Before Expenses, to Us:	Per Note: 99.600%; Total: $1,494,000,000

Underwriter:	Barclays Capital, Inc.	($250,000,000)
	BofA Securities, Inc.	($250,000,000)
	Goldman Sachs & Co. LLC	($250,000,000)
	J.P. Morgan Securities LLC	($250,000,000)
	Santander Investment Securities Inc.	($250,000,000)
	Standard Chartered Bank	($250,000,000)

CUSIP Number:	10373Q BP4

ISIN:	US10373QBP46

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MiFID II professionals/ECPs-only/No PRIIPs KID — the manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the EEA or in the United Kingdom.

We expect that delivery of the Notes will be made to investors on or about December 4, 2020 (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC toll-free at 1-212-834-4533 and Santander Investment Securities Inc. toll-free at 1-855-403-3636.

Singapore Securities and Futures Act Product Classification —Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

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